                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                 Schedule 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 3)
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                          KRUPP REALTY FUND, LTD.-III
                           (Name of Subject Company)

                            KRESCENT PARTNERS L.L.C.
                                    (Bidder)

                UNITS OF INVESTOR LIMITED PARTNERSHIP INTERESTS
                                (Title of Class
                                 of Securities)

                                  501128 10 2
                     (CUSIP Number of Class of Securities)
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                               W. Edward Scheetz
                            Krescent Partners L.L.C.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY  10019

                                    Copy to:
                                 Peter M. Fass
                             Steven L. Lichtenfeld
                               Battle Fowler LLP
                              75 East 55th Street
                              New York, NY  10022
                                 (212) 856-7000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                          Calculation of Filing Fee
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      Transaction                                             Amount of
      Valuation*                                              Filing Fee
--------------------------                               --------------------
       $1,611,855                                              $322.37
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          *For purposes of calculating the filing fee only. This amount assumes the purchase of 5,117 Units of Investor
Limited Partnership Interests ("Units") of the subject company for $315 per Unit in cash.

{ x } Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:                            $322.37
Form or registration no.:                          Schedule 14D-1
Filing party:                                      Krescent Partners L.L.C.
Date filed:                                        November 21, 1996

                         (Continued on following pages)
                              (Page 1 of 5 pages)

Cusip No.:  501128 10 2                                   14D-1                                               Page 2 of 5

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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         KRESCENT PARTNERS L.L.C.

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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                                (a)  {  }
                                                                                                                (b)  {  }
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3.       SEC Use Only


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4.       Sources of Funds (See Instructions)

         AF; WC
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5.       Check Box if Disclosure of Legal Proceedings is Required   Pursuant to Item 2(e) or 2(f)
                                                                                                                      [ ]
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6.       Citizenship or Place of Organization

         Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         5 Units of Investor Limited Partnership Interests

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8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                                                                      [ ]
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9.       Percent of Class Represented by Amount in Row (7)

         Less than 1%

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10.      Type of Reporting Person (See Instructions)

         OO

                       AMENDMENT NO. 3 TO SCHEDULE 14D-1

         This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 filed by Krescent Partners L.L.C., a Delaware limited liability company (the "Purchaser"), with the Securities and Exchange Commission on November 21, 1996, as amended by Amendment No. 1 dated December 20, 1996 and Amendment No. 2 dated December 31, 1996, relating to the tender offer by the Purchaser to purchase up to 5,117 of the issued and outstanding Units of Investor Limited Partnership Interests (the "Units") of Krupp Realty Fund, Ltd.-III, a Massachusetts limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 10.         ADDITIONAL INFORMATION.

         Item 10(f) is hereby supplemented and amended as follows:

         The information set forth in the press release dated January 9, 1997, a copy of which is attached hereto as Exhibit (a)(6), is incorporated herein in its entirety by reference.

ITEM 11.         MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby supplemented and amended by adding the following, a copy of which is attached hereto as an exhibit:

         99.(a)(6)  Press Release dated January 9, 1997.

                                   SIGNATURES

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 9, 1997

                                   KRESCENT PARTNERS L.L.C.

                                   By:   AP-GP Prom Partners Inc., its
                                         managing member


                                         By:      /s/ Richard Mack
                                                  ------------------------
                                                  Name:  Richard Mack
                                                  Title:  Vice President

                                 EXHIBIT INDEX





EXHIBIT
NO.                               TITLE
---                               -----
99.(a)(6)           Press Release dated January 9, 1997